Filed Pursuant to General Instruction II.L of Form F-10;
File No. 333-228924

Information contained herein is subject to completion or amendment. This preliminary prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus dated December 14, 2018 (amending and restating the short form base shelf prospectus dated November 19, 2018) to which it relates, shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

New Issue	April 8, 2020

SUBJECT TO COMPLETION, DATED APRIL 8, 2020

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

DATED DECEMBER 14, 2018

(amending and restating the short form base shelf prospectus dated November 19, 2018)

HEXO CORP.

$    ●

    ●     UNITS

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying amended and restated short form base shelf prospectus dated December 14, 2018 (amending and restating the short form base shelf prospectus dated November 19, 2018) (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of ● units (the “Units”) of HEXO Corp. (the “Company” or “HEXO”) at a price of $● per Unit (the “Offering Price”). Each Unit will consist of one common share in the capital of the Company (a “Unit Share”) and one common share purchase warrant of the Company (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one common share in the capital of the Company (each, a “Warrant Share”) at an exercise price of $● per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is 60 months following the Closing Date (as defined herein), subject to adjustment in certain customary events. The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Company and TSX Trust Company, as warrant agent. The Units will not trade and will separate into Unit Shares and Warrants immediately upon issuance.

The Units are being issued pursuant to an underwriting agreement dated April ●, 2020 (the “Underwriting Agreement”) among the Company, Canaccord Genuity Corp. and Canaccord Genuity LLC (together, the “Lead Underwriters”), as lead underwriters, for and on behalf of a syndicate of underwriters that also includes ● (collectively, with the Lead Underwriters, the “Underwriters”). The Units will be offered in the United States, Canada and elsewhere through the Underwriters either directly or through their respective broker-dealer affiliates or agents. Canaccord Genuity LLC and ● are not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell Units outside of Canada.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the trading symbol “HEXO”. On April 6, 2020, being the last trading day prior to the date of announcement of the Offering, the closing price of the Common Shares on the TSX was $0.99 and the closing price of the Common Shares on the NYSE was US$0.69.

The Company has applied to the TSX and NYSE to list the Unit Shares and the Warrant Shares on the TSX and the NYSE. Listing is subject to the approval of the TSX and the NYSE in accordance with their respective applicable listing requirements and will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE. The Company does not intend to apply to list the Warrants on the TSX, NYSE, or any other securities exchange or other trading system. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors”.

Price: $    ●     per Unit

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Company(3)
Per Unit	$	●	$	●	$	●
Total Offering(4)	$	●	$	●	$	●

(1)

The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

(2)

The Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 5.0% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option (as defined below)). See “Plan of Distribution” for additional information regarding the Underwriters’ Fee.

(3)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (estimated to be approximately $300,000), which will be paid from the proceeds of the Offering.
(4)

The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, at the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Units equal to 15% of the Units sold pursuant to the Offering, being     ●     Units (the “Additional Units”) at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Offering Price; (ii) additional Unit Shares (the “Additional Shares”) at a price of $    ●     per Additional Share; (iii) additional Warrants (the “Additional Warrants”) at a price of $    ●     per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants (together, the “Additional Securities”), so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed     ●     Additional Shares and     ●     Additional Warrants. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be $    ●    , $    ●     and $    ●    , respectively. This Prospectus Supplement, together with the Shelf Prospectus, qualifies the grant of the Over-Allotment Option and the Additional Securities issuable upon exercise of the Over-Allotment Option, as well as the Warrant Shares issuable upon exercise of any Additional Warrants. A purchaser who acquires Additional Securities issuable on the exercise of the Over-Allotment Option acquires such Additional Securities under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

There is no minimum amount of funds that must be raised under the Offering. This means that the Company could complete the Offering after raising only a small proportion of the Offering amount set out above.

The following table sets out information relating to the Over-Allotment Option:

Underwriters’ Position	Maximum Size or Number of Additional Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	● Additional Units or ● Additional Shares and/or ● Additional Warrants	30 days from the Closing Date	$ ● per Additional Unit or $ ● per Additional Share and/or $ ● per Additional Warrant

Unless the context otherwise requires, when used herein, all references to the “Offering”, “Units”, “Unit Shares” and “Warrants” include the Additional Units, Additional Shares and Additional Warrants issuable upon exercise of the Over-Allotment Option.

An investment in the Units bears certain risks. See “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus.

The Underwriters, as principals, conditionally offer the Units for sale, subject to prior sale, if as and when issued, and accepted by the Underwriters, in accordance with the terms and conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of HEXO by DLA Piper (Canada) LLP, with respect to Canadian legal matters, and by DLA Piper (US) LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Goodwin Procter LLP, with respect to U.S. legal matters.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering (the “Closing”) is expected to take place on or about April     ●    , 2020, or such other date as may be agreed upon by the Company and the Underwriters, provided that the Units are to be taken up by the Underwriters on or before the date that is not later than forty-two (42) days after the date of this Prospectus Supplement. See “Plan of Distribution”.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Unit Shares and Warrants comprising the Units will be deposited on the Closing Date with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depository Trust Company (“DTC”) or its nominee, in either case, in electronic form, except in certain limited circumstances. A purchaser of Units will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Units are purchased and who is a CDS or DTC depository service participant (a “Participant”). See “Plan of Distribution”.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference herein or in the Shelf Prospectus and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where such offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

This Offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States (the “MJDS”), to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and amended from time to time (“IFRS”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences may not be described fully in this Prospectus Supplement or the Shelf Prospectus. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that HEXO is incorporated under the laws of the Province of Ontario, Canada, that all of the Company’s officers and directors and some of the Underwriters and experts named in this Prospectus Supplement are residents of a country other than the United States and that a substantial portion of the Company’s assets and the assets of those officers, directors, Underwriters and experts are located outside of the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company’s head office is located at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2. The Company’s registered office is located at 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario, M5X 1E2.

PROSPECTUS SUPPLEMENT

NOTICE TO READER

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Shelf Prospectus form a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus were obtained from market research, publicly available information and industry publications. Statements as to the cannabis industry, our market position and our general expectations concerning the cannabis industry are based on market data currently available to us. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information. While we are not aware of any misstatements regarding the industry data presented herein and in the Shelf Prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, management believes that its internal research is reliable, even though such research has not been verified by any independent sources.

In this Prospectus Supplement and the Shelf Prospectus, and in the documents incorporated by reference herein and therein, unless otherwise indicated, all dollar amounts and references to “$” or “C$” are to the lawful currency of Canada and references to “US$” or “U.S. dollars” are to the lawful currency of the United States. This Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference herein and therein may contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

Unless otherwise noted or the context indicates otherwise, in this Prospectus Supplement and the Shelf Prospectus, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Shelf Prospectus and such information is not incorporated by reference herein or therein.

MARKETING MATERIALS

Any “template” version of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are prepared in connection with the Offering are not part of this Prospectus Supplement and the Shelf Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or the Shelf Prospectus. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov) in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus solely for the purposes of the Offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can often, but not always, be identified by the use of forward-looking terminology such as “expect,” “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus Supplement, or in the case of the Shelf Prospectus or documents incorporated by reference herein or therein, as of the date of the Shelf Prospectus or each such document. Forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of business activities, including potential acquisitions;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”), and the timing of launch of such new products;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the Company’s Truss joint venture with Molson Coors Canada and the future impact thereof;

•	the Company’s HEXO MED joint venture with QNBS P.C. (formerly Qannabos) for the Company’s contemplated European processing, production and distribution centre in Greece and the future impact thereof;

•

the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the United States, Europe and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the enactment, implementation and enforcement of applicable laws, regulations and any amendments thereof;

•

the Company’s ability to maintain its status as neither a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, nor an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the filing of trademark and patent applications and the successful registration of same;

•	the anticipated future gross margins of the Company’s operations;

•	securities class action and other litigation to which the Company is subject;

•	the performance of the Company’s business and operations; and

•	the impact of the COVID-19 outbreak.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus Supplement or the Shelf Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus or any documents incorporated by reference herein and therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Prospective investors should read this entire Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, and consult their own professional advisers, to ascertain and assess the income tax and legal risks and other aspects associated with holding the securities offered hereby.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated or are deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date of this Prospectus Supplement:

(a)	the annual information form (the “AIF”) of the Company for the fiscal year ended July 31, 2019, dated October 28, 2019;

(b)

the Company’s audited consolidated financial statements for the fiscal years ended July 31, 2019 and 2018, together with the independent auditors’ reports thereon and the notes thereto, as amended and restated and refiled on December 31, 2019;

(c)	the Company’s management’s discussion and analysis for the fiscal year ended July 31, 2019, as amended and restated and refiled on March 19, 2020;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended January 31, 2020 and 2019;

(e)	the Company’s management’s discussion and analysis for the three and six month periods ended January 31, 2020;

(f)	the management information circular of the Company dated November 29, 2019 in connection with the annual meeting of shareholders of the Company held on January 15, 2020;

(g)	the amended and restated business acquisition report of the Company dated October 9, 2019 (the “Newstrike BAR”) relating to the Company’s acquisition of Newstrike Brands Ltd. (“Newstrike”);

(h)	the material change report of the Company dated December 9, 2019 with respect to the completion by the Company of the Debenture Private Placement (as defined herein);

(i)	the material change report of the Company dated January 6, 2020 with respect to the completion by the Company of the December 2019 Offering (as defined herein); and

(j)	the material change report of the Company dated January 23, 2020 with respect to the completion by the Company of the January 2020 Offering (as defined herein).

Any document of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, annual financial statements, interim financial statements, management’s discussion and analyses and information circulars, and any prospectus supplements relating to the Offering disclosing additional or updated information, subsequently filed by us with any securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus.

Documents and information in an annual report on Form 40-F filed by us with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part. In addition, any report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement of which this Prospectus Supplement forms a part, as applicable, but only if and to the extent expressly so provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval website (“EDGAR”), at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which is or is deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Shelf Prospectus except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus and the Company disclaims any such incorporation by reference.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of HEXO at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2, telephone: 1-844-406-1852, and are also available electronically through SEDAR at www.sedar.com and EDGAR at www.sec.gov.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

We have filed with the SEC a registration statement on Form F-10 (File No. 333-228924) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed or furnished with the SEC. Each such statement is qualified in its entirety by such reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts and references to “$” or “C$” refer to the lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the lawful currency of the United States.

The following table sets out, for the periods indicated, certain exchange rates based upon the average rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Six Months Ended January 31, 2020	Fiscal Year Ended July 31, 2019	Fiscal Year Ended July 31, 2018
Low	US$0.7495	US$0.7330	US$0.7513
High	US$0.7710	US$0.7811	US$0.8245
Average	US$0.7576	US$0.7558	US$0.7854
End	US$0.7557	US$0.7606	US$0.7682

On April 6, 2020, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was $1.00 = US$0.7079.

THE COMPANY

The following is a summary of information about the Company and does not contain all the information about the Company that may be important to you. You should read the more detailed information including but not limited to the Shelf Prospectus, the AIF and the financial statements and management’s discussion and analysis that are incorporated by reference into this Prospectus Supplement.

Business of the Company

HEXO is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations Inc. (“HEXO Operations”), from its facilities in Québec and Ontario. HEXO Operations is a licensed producer under the Cannabis Act.

HEXO’s near-term strategy is to be a vertically integrated consumer packaged goods company in the emerging legal adult-use and previously existing medical cannabis markets across Canada with the intention to expand internationally where regulations allow. Our primary business is to cultivate, process, package and distribute cannabis in order to serve these markets. The Company serves both the legalized Canadian adult-use market and the medical market through its “HEXO” brand, and also serves the legalized Canadian adult-use market through its Original Stash and Up brands.

HEXO’s strategy is built on three pillars: operational excellence, innovation and market leadership. In striving to achieve operational excellence, our immediate focus remains on effective demand planning and production. We continue to implement more effective techniques to streamline operations and drive meaningful improvements in yields and continue to lower production costs as we renew our focus on profitability. Our innovation department is actively working towards developing innovative products for the Canadian cannabis derivatives market. We plan to invest in even better, science-backed cannabis experiences and platform technology, as we continue to develop advanced ingredients formulations for use with our partners. To expand our market leadership, we will use our dominant position in our home province of Quebec to strengthen distribution in select markets across the country with our brands, Up, HEXO and Original Stash.

By centralizing its intellectual property and deploying it through its “powered by HEXO” branding approach, the Company is focused on developing an ingredients strategy using best in class platform technology, around formulation and delivery, leveraging a capital light approach to attract a wider variety of partners, including Fortune 500 companies, in different facets of the consumer packaged goods market.

In Canada, HEXO has established supply channels for the legalized adult-use market within all ten provinces through supply agreements and arrangements with the applicable government-operated or private licensed retailers of such provinces.

The Company is aiming to enter select U.S. states over the course of the next calendar year and is taking important strides to offer its “powered by HEXO” products through its investment in Keystone Isolation Technologies Inc. and its future partners, to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements. The Company does not currently have and is not in the process of developing marijuana-related activities in United States, even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a “U.S. Marijuana Issuer” within the meaning set forth in CSA Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

HEXO has expanded into Europe through HEXO MED S.A. (“HEXO MED”), a joint venture with QNBS P.C. (formerly Qannabos). HEXO MED was intended to establish a European foothold in Greece for processing, production, and distribution capacity to serve the legal cannabis markets in the United Kingdom, France and other jurisdictions where regulations permit. HEXO MED received its European medical cannabis license in June 2019. While HEXO and QNBS P.C. have considered options for advancing HEXO MED, plans have not been finalized for the development and construction of its manufacturing facility. Given the current capital obligations of the Company, HEXO has advised QNBS P.C. that it has no intention, for the time being, of further financing HEXO MED’s operations through additional debt or equity financing. HEXO and QNBS P.C. are currently seeking independent financing for the commencement of HEXO MED’s business plan, all the while reassessing aspects of the business plan for HEXO MED.

For a further description of the Company and its business, see the sections entitled “Corporate Structure”, “General Development of the Business” and “Description of the Business” in the AIF, as well as the Company’s management’s discussion and analyses. For a further description of the cannabis industry, see “Description of the Business – Industry Overview” in the AIF.

Recent Developments

Private Placement of Unsecured Convertible Debentures

On December 5, 2019, the Company completed a private placement of unsecured convertible debentures for aggregate gross proceeds of $70.0 million (the “Debenture Private Placement”). Pursuant to the Debenture Private Placement, the Company issued a total of $70.0 million principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible into Common Shares at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per Common Share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the Common Shares is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of Common Shares in satisfaction of such amounts at a price equal to the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any Common Shares where: (i) the number of Common Shares issuable would exceed 25% of the number of Common Shares outstanding prior to the closing date of the placement; or (ii) the number of Common Shares issuable to insiders would exceed 10% of the number of Common Shares outstanding prior to the closing date of the placement.

Ontario Retail Market Changes

On December 12, 2019, the Government of Ontario announced that it was taking steps to move to an open market for retail cannabis stores beginning in January 2020. These changes included ending the Government’s previous retail lottery system and moving to an open allocation model, removing the temporary cap on the number of private cannabis stores in the province and eliminating pre-qualification requirements for prospective retailers, increasing the ability of licensed producers to participate in the retail market and allowing them to open a store at one of their facilities, and phasing in limits on the number of authorized stores a licence holder can have. The Government further announced that the Alcohol and Gaming Commission of Ontario would begin accepting operator licence applications from prospective retailers on January 6, 2020, followed by store authorization applications on March 2, 2020. Store authorizations from this open application process are expected to be issued beginning in April 2020, at an initial rate of approximately 20 per month, with the aim of having 250 stores operational by the end of 2020. A timely increase in legal retail outlets operating in the province is ultimately tied to the pace of allocation and authorization under this new model and the subsequent pace of opening of new outlets by retailers.

This improvement in the Ontario retail landscape, however, is now being impacted by the COVID-19 pandemic, as all physical cannabis stores have been deemed to be non-essential businesses by the Government and ordered to close for two weeks beginning April 5, 2020 in response to the pandemic, although the Ontario Cannabis Store will continue to operate online and licenced producers can continue production. What further impact, if any, the COVID-19 pandemic may have on the Ontario cannabis retail market is unpredictable. See “Risk Factors – Risks Related to the Business – COVID-19 Outbreak”.

Restatement and Refiling of Financial Statements

As initially disclosed on December 16, 2019, the Company’s audited consolidated financial statements for the fiscal year ended July 31, 2019 contained an error related to the deferred tax liability reported in the statements. The error resulted from the Company not netting a tax loss generated in one subsidiary against a deferred tax liability generated by a different subsidiary in connection with the amalgamation of the two subsidiaries, resulting in a reduction of the deferred tax by $14.4 million. The error remained in the Company’s condensed interim consolidated financial statements for the three months ended October 31, 2019. As a result, the Company determined to restate and refile both sets of financial statements correcting for this error. The Company refers to this issue collectively as the “Restatement Issue.”

The amended and restated audited consolidated financial statements for the fiscal year ended July 31, 2019 and the amended and restated condensed interim consolidated financial statements for the three months ended October 31, 2019 were each filed by the Company on December 31, 2019 (collectively, the “Restatement”). In assessing the financial impact of subsequent events for the Restatement, the Company also adjusted the audited consolidated financial statements for the fiscal year ended July 31, 2019 for the estimated fair market value of its cannabis trim inventory due to new and available third party information resulting in an increased impairment on inventory of $2.4 million. The inventory adjustment resulted in a $2.4 million reduction of the impairment loss on inventory for the interim financial statements for the three months ended October 31, 2019.

December 2019 Registered Direct Offering

On December 31, 2019, the Company completed a registered direct offering of Common Shares with certain U.S. institutional investors for aggregate gross proceeds of US$25.0 million (the “December 2019 Offering”). Under the December 2019 Offering, the Company sold 14,970,062 Common Shares to the investors at a price of US$1.67 per share, and also issued to the investors 7,485,032 common share purchase warrants (the “December 2019 Warrants”), each of which is exercisable by the holder to purchase one Common Share at an exercise price of US$2.45 per share for a period of five years.

January 2020 Registered Direct Offering

On January 22, 2020, the Company completed a registered direct offering of Common Shares with certain U.S. institutional investors for aggregate gross proceeds of US$20.0 million (the “January 2020 Offering”). Under the January 2020 Offering, the Company sold 11,976,048 Common Shares to the investors at a price of US$1.67 per share, and also issued to the investors 5,988,024 common share purchase warrants (the “January 2020 Warrants”), each of which is exercisable by the holder to purchase one Common Share at an exercise price of US$2.45 per share for a period of five years.

MediPharm Litigation

On January 24, 2020, Medipharm Labs Inc. (“Medipharm”) filed a lawsuit against HEXO Operations seeking $9.8 million for alleged non-payment of cannabis resin supplied by it to HEXO Operations pursuant to a supply agreement dated February 11, 2019 between Medipharm and HEXO Operations’ former subsidiary, Up Cannabis Inc., which was a subsidiary of Newstrike and was amalgamated with HEXO Operations, together with Newstrike and certain other affiliates, in August 2019. HEXO intends to vigorously defend itself against the claim and has filed a defence and counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of Medipharm’s claim is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement in the amount of $35 million from Medipharm in its counterclaim.

Change in Auditor

On January 31, 2020, the Company changed its auditor from MNP LLP to PricewaterhouseCoopers LLP. In accordance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations, a change of auditor notice and related materials have been filed under HEXO’s profile on SEDAR. There were no “reportable events” (within the meaning of National Instrument 51-102) involving MNP LLP.

Director Resignation

On February 6, 2020, Nathalie Bourque resigned as a director of the Company.

Amendment of FY 2019 and Q1 2020 MD&As

On March 19, 2020, the Company amended and refiled its management’s discussion and analysis for the fiscal year ended July 31, 2019 and its management’s discussion and analysis for the three month period ended October 31, 2019 (collectively, the “Amended MD&A”) to better comply with National Instrument 51-102 – Continuous Disclosure Obligations. The Amended MD&A were prepared by the Company following a continuous disclosure review by the Ontario Securities Commission (the “OSC”) of the Company’s disclosure record. The Amended MD&A were filed to address comments received from OSC Staff and in order to improve the Company’s disclosure. In particular, among other changes, the Amended MD&A were revised:

•

to clarify and provide additional disclosure about the Company’s facilities including its plans for the facilities, the status of facilities including construction and licensing, and incurred and expected additional capital expenditures in respect of the facilities;

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to clarify and provide additional disclosure regarding the Company’s impairments and write-offs of inventory, including related events, risks, and uncertainties that the Company reasonably believes may materially affect its future performance;

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to clarify and provide additional disclosure regarding the Company’s supply contract with Quebec’s Société québécoise du cannabis (the “SQDC”) including details of the Company’s right under the contract for the sale of 20,000kg to the SQDC during the first year of the contract;

•	to provide additional disclosure about how the Company has used proceeds from certain financings;

•	to clarify and provide additional disclosure regarding the Company’s use of non-IFRS financial measures; and

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to clarify that the suspension of operations at the Company’s Niagara, Ontario facility in October 2019 was completed, as previously disclosed by the Company, as part of its cost-cutting measures to right-size its operations given current market conditions and over-capacity in the market and with a view to profitability and sustainability.

The amended information relates only to the management’s discussion and analysis for the relevant periods, and no changes were made to the financial statements for the corresponding periods.

Q2 2020 Financial Results

On March 30, 2020, the Company announced its financial results for the three and six month periods ended January 31, 2020. These results included the following:

•	Gross revenue for the three months ended January 31, 2020 (“Q2 2020”) was $23.8 million, a 23% increase from $19.3 million during the three months ended October 31, 2019 (“Q1 2020”).

•	Net revenue for Q2 2020 was $17.0 million, a 17% increase from $14.5 million in Q1 2020.

•

Following a strategic review of its cultivation assets, and due to excess cultivation capacity on the market and estimated forecast demand for cannabis products, as a result of slower than expected market development, the Company no longer expects to re-commence operations at its Niagara facility and decided to market the facility for sale. The Niagara facility consists of land and greenhouse facilities, as well as cultivation and production licenses and related equipment. As a result of the decision to sell, the Company recorded an impairment loss of $138.3 million in respect of the facility, its property, plant and equipment, and associated intangible assets.

•

At the end of Q2 2020, the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization. In addition, slower than expected retail store roll outs in Canada and delays in government approval for cannabis derivative products resulted in constrained distribution channels which have adversely affected overall market sales and profitability. As a result of these factors, the Company recorded an impairment in goodwill of $111.9 million.

The Company’s financial statements for Q2 2020 were prepared on a going concern basis, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they become due in the foreseeable future. The Company has historically financed its working capital requirements primarily through equity and debt financings. The Company’s ability to continue as a going concern is dependent upon its ability to generate funds from profitable operations and raise additional financing in order to meet current and future obligations. While the Company has been successful in raising financing in the past, there is no assurance that it will be able to obtain additional financing or that such financing will be available on reasonable terms. These conditions combined with the accumulated losses to date indicate the existence of a material uncertainty that may cast doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. See “Risk Factors – Risks Related to the Business – Cash Flow from Operations and the Need for Additional Financing” and “Risk Factors – Risks Related to the Business – Going Concern”.

USE OF PROCEEDS

The net proceeds to the Company from the Offering, before giving effect to any exercise of the Over-Allotment Option, are estimated to be $    ●    , after deducting the payment of the Underwriters’ Fee of $    ●    , but before deducting the expenses of the Offering (estimated to be approximately $300,000). If the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering are estimated to be $    ●    , after deducting the Underwriters’ Fee of $    ●    , but before deducting the expenses of the Offering (estimated to be approximately $300,000).

The net proceeds from the Offering will be used by the Company for working capital and other general corporate purposes. To date, the Company has had negative cash flow from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, it expects it will require additional working capital to fund operating activities until it develops, commercially manufactures and sells “cannabis 2.0” products (i.e., edible and ingestible cannabis products which became legal in Canada in October 2019) that increase the amount of trim being used in its products to an estimated range between 80% to 90% of its quarterly harvest, from its current level of approximately 50% of harvested product.

Accordingly, the Company expects its primary use of the net proceeds of this Offering and its other available cash will be to fund its operating activities. In addition to the net proceeds from the Offering, the Company had cash, cash equivalents and short-term investments of approximately $81.3 million as at January 31, 2020. To the extent manageable while funding operating activities, the Company anticipates using a portion of the net proceeds for additional capital expenditures to continue the build-out of the Company’s Belleville manufacturing facility, including the purchase of certain equipment to enable it to convert trim into value-added cannabis 2.0 products on a commercial scale and commercialize cannabis 2.0 products. The Company anticipates that the launch and sale of 2.0 products at large scale will allow the Company to convert inventory into revenues and become EBITDA and free cash flow positive.

Until applied, the net proceeds of the Offering will be held as cash balances in the Company’s bank account or invested at the discretion of the Chief Financial Officer, subject to the investment directives of the Board of Directors.

The above-noted allocation represents the Company’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Company (excluding potential contingencies, any deficiencies and cost-overages and costs to integrate future expansion with existing facilities). Actual expenditures may differ from the anticipated expenditures set forth above. There may be circumstances where, for sound business reasons, the Company reallocates the use of proceeds. See “Risk Factors – Risks Related to the Offering and the Units – Discretion in the Use of Proceeds”.

RISK FACTORS

An investment in the Units is speculative and involves certain risks. Before making an investment in the Units, you should carefully consider the risks below and the risk factors described under the heading “Risk Factors” in the accompanying Shelf Prospectus and the AIF, which is incorporated by reference in this Prospectus Supplement, as well as the risk factors described in the other documents incorporated by reference herein that summarize the risks that may materially affect our business. See “Documents Incorporated by Reference”. If any of these risks occur, the Company’s business, results of operations, financial condition or prospects could be materially adversely affected. In that case, the trading price of our Common Shares could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference.

Risks Related to the Offering and the Units

Price Volatility of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, the COVID-19 pandemic, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

Market for the Warrants

There is currently no market through which the Warrants may be sold. The Company does not plan to apply to list the Warrants on the TSX, NYSE, or any other securities exchange or other trading system. There can be no assurance that an active or liquid trading market will develop for the Warrants after the Offering, or if developed, that such a market will be sustained. If an active or liquid market for the Warrants fails to develop or be sustained, the prices at which the Warrants trade may be adversely affected. The market price of the Warrants will be based on a number of factors, including but not limited to: (i) the markets for similar securities; (ii) the financial condition, results of operations and prospects of the Company; (iii) the market price and volatility of the Common Shares; (iv) changes in the industry in which the Company operates and competition affecting the Company; and (v) general market and economic conditions. Purchasers may not be able to resell Warrants purchased under this Prospectus Supplement and the accompanying Shelf Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation.

Return on Investment Risk

There is no guarantee that an investment in the Unit Shares or Warrants comprising the Units will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Units under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Future Sales or Issuances of Securities

We may issue additional securities to finance future activities outside of the Offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Dividends

HEXO has never declared or paid any dividends on its Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our business activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances. In addition, the Company is currently subject to contractual restrictions on the payment of dividends under its Credit Facility (as defined herein) and, if there is any event of default thereunder, the Debentures issued under the Debenture Private Placement.

Use of Net Proceeds from the Offering

We currently expect to apply the net proceeds we receive from the Offering as described under “Use of Proceeds” in this Prospectus Supplement. However, management will have broad discretion with respect to the use of those net proceeds as well as the timing of their expenditures, and investors will be relying on the judgment of management regarding the application of these proceeds. You will not have the opportunity, as part of your investment in the Units, to evaluate any specific allocation of the net proceeds of the Offering or to influence the manner in which the net proceeds of the Offering are used. The failure by management to apply the net proceeds effectively could have a material adverse effect on our business. There can be no assurance as to how the net proceeds will be allocated.

NYSE Listing

The Common Shares have recently been trading at a price below US$1.00 on the NYSE. Under the rules of the NYSE, the Company will not comply with the NYSE’s continued listing standards if the average closing price of the Common Shares is less than US$1.00 per share over a consecutive 30 trading day period. In the event that occurs, the NYSE will automatically issue a delisting notification to the Company. Upon issuance of such notice, the Company would have six months to avoid delisting if its Common Shares have a closing price on the last trading day of any calendar month and a concurrent 30 trading day average closing price of at least US$1.00 per share, whether as a result of an increase in the price of the Common Shares or a corrective action such as a share consolidation. The Common Shares would continue to be listed and traded on the NYSE during the cure period. Non-compliance with the NYSE’s price listing standard would not affect the Company’s business operations or its reporting requirements to the SEC, nor would it affect the continued listing and trading of the Common Shares on the TSX.

NYSE has indicated that it is exercising flexibility with respect to this continued listing standard during COVID-19 pandemic outbreak due to the resulting market volatility and is working with the SEC on possible forms of relief. In the event the NYSE were to issue a delisting notification to the Company and it had to complete a share consolidation, the Company cannot be certain that the market price of its Common Shares following any consolidation will remain at the level required for the period of time required for compliance with NYSE’s continued listing standards. A share consolidation may be viewed negatively by the market and could lead to a decrease in the Company’s overall market capitalization. If the per share market price did not increase proportionately as a result of any share consolidation, then the value of the Company as measured by market capitalization would be reduced. If the Company successfully completes a share consolidation, it would significantly reduce the number of Common Shares of the Company that are outstanding, and the liquidity of the Company’s Common Shares could be adversely affected.

Risks Related to the Business

Cash Flow from Operations and the Need for Additional Financing

To date, the Company has had negative cash flow from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, it expects it will require additional working capital to fund operating activities until it develops, commercially manufactures and sells “cannabis 2.0” products (i.e., edible and ingestible cannabis products which became legal in Canada in October 2019) that increase the amount of trim being used in its products to an estimated range between 80% to 90% of its quarterly harvest, from its current level of approximately 50% of harvested product. to the extent that the Company has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. Accordingly, the Company expects its primary use of the net proceeds of this Offering and its other available cash will be to fund its operating activities. In addition to the net proceeds from the Offering, the Company had cash, cash equivalents and short-term investments of approximately $81.3 million as at January 31, 2020. HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict HEXO’s ability to pursue its business objectives.

In addition, HEXO’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or HEXO’s going out of business. Additional financing may not be available on favorable terms, or at all. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Aside from considerations for raising financing to funds its operations and continued development, the Company is required to raise additional equity financing in order to satisfy certain covenants under its Credit Facility. See “Risk Factors – Risks Related to the Business – Indebtedness and Credit Facility”.

Going Concern

The ability of HEXO to continue as a going concern is uncertain and dependent upon its ability to generate funds from profitable operations and raise additional financing in order to meet current and future obligations. The Company has historically financed its working capital requirements primarily through equity and debt financings. While the Company has been successful in raising financing in the past, there is no assurance that it will be able to obtain additional financing or that such financing will be available on reasonable terms. These conditions combined with the accumulated losses to date indicate the existence of a material uncertainty that may cast doubt on the Company’s ability to continue as a going concern.

Selling Prices and Production Costs

There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. This includes any change in the selling price of products set by the provincial government-operated and private licensed retailers. Moreover, in the future, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use and medical markets. As a result, the available supply of cannabis could exceed demand, resulting in a decline in the market price for cannabis. Any price decline may have a material adverse effect on the Company’s business, financial condition and operations. In addition, the Company’s costs of production, sale and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the Company’s financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition, results of operations and prospects.

Legal Age Limit for Cannabis Consumption

The adult-use and medical cannabis industries and markets are subject to a variety of laws at the federal, provincial and municipal levels in Canada. In October 2019, the Québec government adopted Bill 2, raising the legal age for cannabis consumption from 18 to 21 as of January 1, 2020. With the exception of Québec and Alberta, the legal cannabis use age is currently 19 across all provinces. The legal age in Alberta for consumption of cannabis is 18.

This increase in the legal age limit in Québec, a province where the Company expects to derive significant revenues, could result in an increase in black market sales and a decrease in the sale of legal adult-use cannabis in Québec. While there are currently no known plans in other jurisdictions across Canada to change the legal age of consumption, there is no guarantee that other provinces or territories will not similarly raise their legal age of consumption. HEXO’s revenues could be materially adversely affected by the increase in the legal age for consumption of cannabis in Québec or other provinces or territories, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. See “Risk Factors – Impact of the Illicit Supply of Cannabis” in the AIF.

Regulation of Vaporizer Products

The Company intends to produce and sell vaping products and is focusing on premium vapes as part of its roll out of additional products in response to the legalization in Canada of cannabis derivative products including edibles and extracts. Public health agencies have recently issued warnings to the public regarding the use of vaping liquids, including those that contain cannabis derivatives and ingredients, in light of potential, but unconfirmed, links to lung injuries. There may be future governmental and private sector actions aimed at reducing the sale of vaping liquids containing cannabis and/or seeking to hold manufacturers of vaping liquids containing cannabis responsible for the adverse health effects associated with the use of such products. These actions, combined with potential deterioration in the public’s perception of vaping liquids containing cannabis, could adversely impact the market for such products when and if it develops and could also adversely impact on the overall market for cannabis products. Any such adverse impact may also have a negative impact on the financial condition and results of operations of the Company.

COVID-19 Outbreak

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. Since then, it has spread to several other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our labour inputs and cultivation and processing activities, supply chains and sales channels. In response to the COVID-19 pandemic, the Company has implemented precautionary measures at its facilities to ensure the safety of its staff and product consumers, including limiting visits to essential personnel and ensuring proper protocols around sanitation and social distancing. These measures and similar measures taken by other businesses may adversely impact the Company’s labour productivity and its supply chains. In addition, the COVID-19 pandemic is impacting cannabis retail sales channels and may adversely affect the Company’s ability to successfully market and sell its products. While cannabis retail was initially declared an essential service in many provinces, the situation is fluid and unpredictable. For instance, in Ontario, all physical cannabis stores have now been deemed to be non-essential businesses and ordered to close for two weeks beginning April 5, 2020, although the Ontario Cannabis Store will continue to operate online and licenced producers can continue production. Moreover, sales volumes of cannabis may be adversely impacted by consumer “social distancing” behaviours. What further impact, if any, the COVID-19 pandemic may have on cannabis retail markets is unpredictable. The COVID-19 pandemic may also negatively impact service levels with Health Canada, which licences and regulates the Company’s operations. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material.

Indebtedness and Credit Facility

The Company has a $65 million senior secured credit facility with certain Canadian chartered banks as lenders (the “Credit Facility”). The Credit Facility is subject to risks typically associated with debt financing, including that HEXO’s cash flows could be insufficient to satisfy required payments of principal and interest, exposure of HEXO to the risk of increased interest rates as certain of the Company’s borrowings are at variable rates of interest, and enforcement risk in the event of default. The Credit Facility also contains covenants that require HEXO to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the Credit Facility or result in repayment requirements that the Company may not be able to satisfy. If HEXO was unable to meet any required payments under the Credit Facility, the lenders could foreclose upon the Company’s facilities securing its obligations under the Credit Facility, appoint a receiver and receive an assignment of accounts or pursue other remedies generally available to secured creditors, all of which could result in a material adverse effect on the Company.

The Company was in compliance with its debt covenants as at January 31, 2020. On March 27, 2020, the Credit Facility was amended to include a covenant that, on or before April 10, 2020: (i) it shall have received such securities regulatory authority exemptive relief as is necessary to permit it to conduct an “at-the-market distribution” of Common Shares; or (ii) it shall have (a) entered into one or more definitive agreements with purchasers for the sale of Common Shares for aggregate net proceeds of at least $15 million, and (b) taken all other steps reasonably necessary, including filing any prospectus and obtaining any securities exchange or other regulatory or third party approval as may be required, to complete the issuance and sale of such Common Shares as soon as reasonably practicable after the entry into of such definitive agreements. In addition, a covenant has been added that the Company shall have received net cash proceeds from the issuance of equity securities of not less than $40 million on or before April 30, 2020.

The Company’s ability to make scheduled payments of principal and interest on its indebtedness depends on its future cash flow, which is subject to the financial performance of the Company’s business, prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which would be beyond the Company’s control. In addition, the degree to which HEXO may be leveraged under the Credit Facility could have important consequences to HEXO and its shareholders, including the portion of the Company’s cash flow that would need to be dedicated to the payment of principal and interest and potential limitations on the Company’s ability to obtain additional financing for working capital or capital expenditures in the future.

Litigation Risks

The Company is and may from time to time in the ordinary course of business become party to litigation which could adversely affect its business. In particular, the Company is currently subject to securities class action litigation and it may be subject to similar or other litigation in the future.

As of the date of this Prospectus Supplement, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Québec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York. One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for its 2019 and 2020 fiscal years, its inventory, “channel stuffing”, the Company’s supply agreement with the Province of Québec and the forecasted synergies and revenues from the Newstrike acquisition. As at the date of this Prospectus Supplement, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

While we believe we have meritorious defenses and intend to continue to defend these lawsuits vigorously, we cannot predict the outcome. Furthermore, we may, from time to time, become a party to other litigation in the normal course of business. For example, in connection with the December 2019 Offering, we entered into the purchase agreement to sell the Common Shares and the December 2019 Warrants thereunder at a time when the Restatement Issue had been disclosed and quantified by management, but the Restatement had not been filed, which could create exposure to the purchasers under the December 2019 Offering. In addition, securities class action litigation has often been brought against companies that have restated previously filed financial statements. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company’s underwriting agreement with the underwriters named as parties to the class action litigation contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.

With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that we were required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition. With respect to the securities class-action lawsuits described above, we believe that our applicable directors’ and officers’ liability insurance will cover our potential liability; however, the insurer has reserved its rights to contest the applicability of the insurance to such claims, and the limits of the insurance may be insufficient to cover our eventual liability. These lawsuits also make it more difficult or expensive to procure insurance. The Company’s previous directors and officers insurance program expired on March 21, 2020. The Company is currently in the process of securing new directors and officers coverage through the implementation of a captive program. Once implemented, the captive program will apply retroactively to March 21, 2020. Pending that implementation, the Company is self-ensuring for D&O coverage purposes.

The Company is also subject to the lawsuit filed against HEXO Operations by Medipharm. See “The Company – Recent Developments – MediPharm Litigation”.

Biological Asset Valuation

Pursuant to International Financial Reporting Standards, HEXO measures the value of its biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, HEXO is required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, market conditions, prices, price discounts, product returns and production costs. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect HEXO’s reported results of operations. If actual yields, market conditions, prices, price discounts, product returns, production costs or other results differ from HEXO’s estimates and assumptions, there could be material adjustments to HEXO’s results of operations. In addition, the use of these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, HEXO’s financial statements and reported earnings are not directly comparable to those of similar companies in the United States reporting under U.S. GAAP.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of the Company as of January 31, 2020, both on an actual basis and as adjusted to give effect to this Offering as though it had occurred on such date. This table should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements as at and for the three and six months ended January 31, 2020 that are incorporated by reference in this Prospectus Supplement. There have been no changes in the consolidated capitalization of HEXO since January 31, 2020.

Designation of Security	Authorized	As at January 31, 2020 before giving effect to the Offering(1),(2)	As at January 31, 2020 after giving effect to the Offering(1),(2),(3)
Share Capital
Common Shares	Unlimited	$846,396 (284,115,819 Common Shares)	$ ● (● Common Shares)
Warrants	—	$54,783 (32,439,120 Warrants)	$ ● (● Warrants)
Options	—	$59,509 (14,769,841 Options)	$59,509 (14,769,841 Options)
RSUs	—	$517 (1,338,335 RSUs)	$517 (1,338,225 RSUs)
Total Capitalization		$424,610 (342,205,563 Common Shares, Warrants, Options and RSUs)	$ ● (● Common Shares, Warrants, Options and RSUs)

Notes:

(1)

After deduction of the Underwriters’ Fee and the estimated expenses of the Offering. As at January 31, 2020, the Company had cash and cash equivalents of approximately $80.4 million, as well as short-term investments of approximately $929,000.

(2)	Dollar amounts are expressed in thousands of dollars ($000).
(3)	Assumes no exercise of the Over-Allotment Option.
(4)

In addition to the securities disclosed above, the Company has $70 million principal amount of the Debentures outstanding. See “The Company – Recent Developments – Private Placement of Unsecured Convertible Debentures”.

DESCRIPTION OF THE SECURITIES

Description of Units

The Offering consists of     ●     Units, with each Unit consisting of one Unit Share and one Warrant. Each Warrant will entitle the holder thereof to acquire one Warrant Share at an exercise price of $    ●     per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is 60 months following the Closing Date, subject to adjustment in certain customary events. The Units will immediately separate into Unit Shares and Warrants upon issuance. The Units will not be certificated.

Unit Shares and Warrant Shares

The Unit Shares and Warrant Shares will have all of the characteristics, rights and restrictions of our Common Shares. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of special shares, issuable in series. As of April 6, 2020, there were 284,115,819 Common Shares and no special shares outstanding. See “Description of Securities – Common Shares” in the Shelf Prospectus for a description of the material attributes and characteristics of the Common Shares.

Warrants

The Warrants will be issued under and governed by the Warrant Indenture to be entered into on the Closing Date between the Company and TSX Trust Company, as warrant agent. The Company will appoint the principal transfer office of the TSX Trust Company in Toronto, Ontario as the location at which the Warrants may be surrendered for exercise, transfer or exchange. A register of holders will be maintained at the primary offices of the warrant agent in Toronto, Ontario. Under the Warrant Indenture, the Company may, subject to applicable law, purchase by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

Each Warrant will be transferable and will entitle the holder thereof to acquire one Warrant Share at an exercise price of $    ●     per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is 60 months following the Closing Date, subject to adjustment in certain customary events, after which time the Warrants will expire and become null and void. The Warrant Indenture will provide that, subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than a distribution of Warrant Shares upon the exercise of any Warrants);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c)	the consolidation, reduction or combination of the Common Shares into a lesser number of Common Shares;

(d)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares; and

(e)

the issuance or distribution to all or substantially all of the holders of the Common Shares of (i) securities of any class, whether of the Company or any other trust (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a “Rights Offering” (as defined in the Warrant Indenture); (iii) evidences of its indebtedness or (iv) any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(a)	reclassifications of the Common Shares or a capital reorganization of the Company;

(b)	consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity; or

(c)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares issuable upon exercise by at least one one-hundredth of a Warrant Share, as the case may be. Furthermore, no adjustment will be made in the right to acquire Warrant Shares if an issue of Common Shares of the Company is being made in connection with a share incentive plan, restricted share plan or share purchase plan for the benefit of directors, officers, employees, consultants or other service providers, or the satisfaction of existing instruments issued as of the date of the Warrant Indenture.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to TSX Trust Company and to the holders of the Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date of such event, if any.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Company may provide certain buy-in rights to a holder if it fails to cause the Warrant Agent to deliver the Warrant Shares by three trading days after the delivery to the Company of the notice of exercise and the aggregate exercise price (or notice of a cashless exercise). The buy-in rights apply if after the trading day after the date of such delivery by the holder, the holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the holder of the Warrant Shares that the holder anticipated receiving from the Company upon exercise of the Warrant. In this event, the Company will: (i) pay in cash to the holder the amount equal to the excess (if any) of the buy-in price over the product of (A) such number of Warrant Shares, times (B) the price at which the sell order giving rise to holder’s purchase obligation was executed; and (ii) at the election of holder, either (A) reinstate the portion of the Warrant as to such number of Warrant Shares, or (B) deliver to the holder a certificate or certificates representing such number of Warrant Shares that would have been issued to the holder had the Company complied with its delivery obligations under the Warrant Indenture.

The Warrant Indenture will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Company, to a maximum of 9.99%. Except as provided in the Warrant Indenture, beneficial ownership will be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder’s determination of whether the Warrants are exercisable, and neither the warrant agent nor the Company will have any obligation to verify or confirm the accuracy of such determination.

The Warrant Indenture will provide that the Company will use its reasonable best efforts to maintain the registration statement or another registration statement relating to the Warrant Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent the Company’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture). If no such registration statement is effective, no person holding Warrants will be permitted to exercise Warrants, unless an exemption from the registration requirements of the Securities and applicable state securities laws is available. During any such period, any person holding Warrants may give notice of their desire to exercise the Warrants, at which time the Company will permit the cashless exercise of the Warrants and issue such number of Warrant Shares calculated pursuant to the provisions of the Warrant Indenture, provided that such Warrant Shares shall not be subject to any transfer restrictions in the United States or Canada. If no such registration statement is effective, the Company will notify the holders of the Warrants in accordance with the provisions of the Warrant Indenture

The Warrant Indenture will provide that, from time to time, the Company may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants by the affirmative vote of the holders of Warrants representing not less than 66 2/3% of the aggregate number of Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The foregoing summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture in the form to be agreed upon by the parties. Reference should be made to the Warrant Indenture for the full text of attributes of the Warrants which will be filed by the Company under its corporate profile on SEDAR and EDGAR following the closing of the Offering.

DIVIDEND POLICY

HEXO has never paid any dividends on its Common Shares. HEXO does not intend to pay dividends on any of its Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario) and is currently subject to contractual restrictions on the payment of dividends under its Credit Facility and, if there is any event of default thereunder, the Debentures issued under the Debenture Private Placement.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date     ●     Units at the Offering Price for aggregate gross proceeds of up to $    ●    , payable in cash (net of the Underwriters’ Fee) to the Company against delivery of the Units, subject to and in compliance with all necessary legal requirements and the conditions contained in the Underwriting Agreement. The Offering Price was determined by arms’ length negotiation between the Company and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The obligations of the Underwriters under the Underwriting Agreement are several and are not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. These include certain market disruption events, the suspension of trading in the Common Shares, a banking moratorium or related disruption events, certain material inquiries, investigations or proceedings, certain changes in law that prevent or materially restrict the distribution or trading of the Common Shares, certain material changes, a breach of material terms, conditions or covenants in the Underwriting Agreement or certain events relating to outbreak (including, without limitation, matters caused by, related to or resulting from the COVID-19 outbreak), escalation of hostilities, acts of terrorism and other events that may make it impracticable or inadvisable to proceed with the Offering. The Underwriters are, however, obligated to take up and pay for all of the Units (other than the Additional Units issuable pursuant to the Over-Allotment Option) if any of the Units are purchased under the Underwriting Agreement. In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the Shelf Prospectus electronically.

The Offering is being made concurrently in all of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Units will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Units outside of Canada and the United States. Canaccord Genuity LLC and     ●     are not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell Units outside of Canada.

The Company has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, at the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Units equal to 15% of the Units sold pursuant to the Offering, being     ●     Additional Units, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Offering Price; (ii) Additional Shares at a price of $    ●     per Additional Share; (iii) Additional Warrants at a price of $    ●     per Additional Warrant; or (iv) any combination of the Additional Securities, so long as the aggregate number of Additional Securities which may be issued under the Over-Allotment Option does not exceed     ●     Additional Shares and     ●     Additional Warrants. This Prospectus Supplement, together with the Shelf Prospectus, qualifies the grant of the Over-Allotment Option and the Additional Securities issuable upon exercise of the Over-Allotment Option, as well as the Warrant Shares issuable upon exercise of any Additional Warrants. A purchaser who acquires Additional Securities issuable on the exercise of the Over-Allotment Option acquires such Additional Securities under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and the net proceeds to the Company (before payment of the expenses of the Offering) will be approximately $    ●     , $    ●    , and $    ●    , respectively.

The Underwriters propose to offer the Units initially at the Offering Price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Units at the price specified on the cover page, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the price paid by the Underwriters to the Company. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Units, subject to the terms and conditions of the Underwriting Agreement, at the price and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the Offering Price.

The Common Shares of the Company are listed for trading on the TSX and the NYSE under the trading symbol “HEXO”. The Company has applied to the TSX and NYSE to list the Unit Shares and the Warrant Shares on the TSX and the NYSE. Listing is subject to the approval of the TSX and the NYSE in accordance with their respective applicable listing requirements and will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE. The Company does not intend to list the Warrants on any securities exchange. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors – Risks Related to the Offering – Market for the Warrants”.

The closing of the Offering is anticipated to be on or about April ●, 2020 or such other date as may be agreed upon between the Company and the Underwriters (the “Closing Date”).

The Unit Shares and Warrants comprising the Units will be deposited on the Closing Date with CDS or its nominee or DTC or its nominee, in either case, in electronic form, except in certain limited circumstances. A purchaser of Units will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Units are purchased and who is a CDS or DTC Participant.

Under the terms of the Underwriting Agreement, during the 60 days from the Closing Date, the Company will not, without the prior written consent of the Lead Underwriters, (i) directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security (“Relevant Security”), or make any public announcement of any of the foregoing, (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security, and (iii) otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, other than: (i) pursuant to the Underwriting Agreement; (ii) issuance of Common Shares upon the exercise of the Company’s currently outstanding options; (iii) issuance of Common Shares upon the exercise of the Company’s currently outstanding warrants; (iv) the grant and exercise of options under, or the issuance and sale of shares pursuant to, the Company’s security based compensation plans in effect on the date hereof; and (v) issuance to a vendor of the Company’s securities representing up to 10% of the outstanding Common Shares (including on an as-converted basis, if the securities are convertible or exchangeable into Common Shares) as of the date of any definitive agreement (as adjusted for share splits, share dividends and similar events) in connection with any arm’s length acquisitions.

It will be a condition of closing of the Offering that all directors, executive officers and certain other members of management of the Company will have agreed, subject to limited exceptions, not to, directly or indirectly, (i) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security, and (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, until 60 days from the Closing Date without the prior written consent of the Lead Underwriters.

In connection with the Offering, the Underwriters may purchase and sell Common Shares in the open market, subject to the limitations described below. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Shares in excess of the number of Common Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. “Covered” short sales are sales of Common Shares made in an amount up to the number of Common Shares represented by the Over-Allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Over-Allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters may also make “naked” short sales of Common Shares in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the Offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

In accordance with policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to certain exceptions as permitted by such policy statements and UMIR. These exceptions include a bid or purchase permitted under the provisions of such policy statements and the UMIR relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

We have agreed to pay the Underwriters a cash commission equal to 5.0% of the gross proceeds of the Offering. We have also agreed to reimburse the Underwriters for reasonable expenses incurred in connection with the Offering, including reasonable legal fees.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Other than in the United States and each of the provinces and territories of Canada, no action has been taken by the Company that would permit a public offering of the Offered Units in any jurisdiction where action for that purpose is required. The Offered Units may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Units in any jurisdiction in which such an offer or a solicitation is unlawful.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement.

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security	Issued
April 17, 2019	Stock Options	1	$8.24	1,132,500
April 23, 2019	Common Shares	2	$5.60	60,000
April 24, 2019	Common Shares	2	$5.60	67,120
April 25, 2019	Common Shares	2	$5.60	146,000
April 26, 2019	Common Shares	2	$5.60	100,030
April 29, 2019	Common Shares	2	$5.60	316,150
April 30, 2019	Common Shares	2	$5.60	116,400
May 1, 2019	Common Shares	2	$5.60	6,971,882
May 1, 2019	Common Shares	3	$0.16	75,000
May 1, 2019	Common Shares	3	$0.75	93,750
May 1, 2019	Common Shares	3	$2.69	666,667
May 1, 2019	Common Shares	3	$0.16	150,000
May 1, 2019	Common Shares	3	$2.69	25,000
May 2, 2019	Common Shares	3	$1.37	54,000
May 2, 2019	Common Shares	2	$5.60	110,900
May 2, 2019	Common Shares	2	$0.83	66,667
May 7, 2019	Common Shares	2	$5.60	38,000
May 7, 2019	Common Shares	3	$0.75	70,000
May 7, 2019	Common Shares	3	$0.58	150,000
May 7, 2019	Common Shares	3	$0.75	450,000
May 9, 2019	Common Shares	3	$1.37	27,057
May 9, 2019	Common Shares	2	US$0.76	285,714
May 9, 2019	Common Shares	2	$0.83	66,666
May 9, 2019	Common Shares	2	$0.83	333,330
May 10, 2019	Common Shares	3	$1.27	585
May 13, 2019	Common Shares	2	$0.83	19,332
May 13, 2019	Common Shares	3	$2.48	41,668
May 14, 2019	Common Shares	3	$2.69	150,000
May 16, 2019	Common Shares	2	$0.75	14,500
May 16, 2019	Common Shares	3	$1.27	25,000
May 21, 2019	Common Shares	3	$5.60	10,000
May 23, 2019	Common Shares	2	$0.83	66,672
May 24, 2019	Common Shares	4	n/a	35,394,041
May 24, 2019	Stock Options	5	n/a	2,011,863
May 24, 2019	Common Share Purchase Warrants	5	n/a	7,196,166
May 27, 2019	Common Shares	2	$5.60	45
June 11, 2019	Common Shares	2	$5.60	500
June 14, 2019	Common Shares	3	$1.37	27,056
June 14, 2019	Common Shares	3	$1.27	68
June 17, 2019	Common Shares	3	$1.27	585
June 17, 2019	Common Shares	3	$1.27	285
June 17, 2019	Common Shares	3	$1.27	300

June 19, 2019	Common Shares	3	$1.27	12,000
June 20, 2019	Common Shares	3	$0.75	7,500
June 25, 2019	Common Shares	3	$0.75	334
June 25, 2019	Common Shares	3	$5.14	50,000
June 25, 2019	Common Shares	3	$0.75	33,336
July 9, 2019	Common Shares	2	$5.60	500
July 11, 2019	Common Shares	3	$4.89	1,334
July 11, 2019	Common Shares	3	$4.89	1,334
July 11, 2019	Common Shares	3	$4.89	30,000
July 11, 2019	Common Shares	3	$4.89	1,334
July 11, 2019	Common Shares	3	$4.89	1,334
July 17, 2019	Common Shares	3	$4.89	1,123
July 17, 2019	Common Shares	3	$4.89	211
July 18, 2019	Stock Options	6	$6.54	3,418,785
July 24, 2019	Common Shares	3	$4.89	1,667
July 26, 2019	Common Shares	3	$1.27	4,997
July 26, 2019	Stock Options	7	$5.88	250,000
July 30, 2019	Common Shares	3	$0.58	18,000
July 30, 2019	Common Shares	3	$0.75	20,000
August 1, 2019	Common Shares	3	$1.27	668
August 16, 2019	Common Shares	3	$1.27	83
September 9, 2019	Common Shares	3	$1.27	650
September 9, 2019	Common Shares	3	$4.27	5,600
September 10, 2019	Common Shares	3	$1.37	13,500
September 12, 2019	Common Shares	3	$1.27	83
September 17, 2019	Common Shares	3	$4.89	1,667
October 5, 2019	Common Shares	3	$1.27	83
October 8, 2019	Common Shares	3	$1.37	7,000
October 25, 2019	Common Shares	3	$1.37	6,556
October 25, 2019	Common Shares	3	$1.27	83
October 25, 2019	Common Shares	3	$1.27	751
October 25, 2019	Common Shares	3	$1.27	83
October 29, 2019	Common Shares	3	$1.27	3,000
October 29, 2019	Common Shares	3	$1.27	166
October 29, 2019	Stock Options	8	$3.30	3,561,311
October 29, 2019	Restricted Share Units	9	$3.30	1,428,449
October 31, 2019	Common Shares	3	$0.75	40,000
October 31, 2019	Common Shares	3	$1.27	57
November 13, 2019	Common Shares	3	$1.27	751
November 15, 2019	Common Shares	3	$1.27	751
November 28, 2019	Common Shares	2	US$0.76	71,424
December 5, 2019	Unsecured Convertible Debentures	10	$3.16	$70,000,000
December 23, 2019	Common Shares	3	$0.75	35,000
December 31, 2019	Common Shares	11	US$1.67	14,970,062
December 31, 2019	Common Share Purchase Warrants	12	US$2.45	7,485,032
January 22, 2020	Common Shares	13	US$1.67	11,976,048
January 22, 2020	Common Share Purchase Warrants	14	US$2.45	5,988,024

Notes:

(1)	The Company granted stock options under its omnibus long-term incentive plan to non-executive employees which are exercisable for a total of 1,132,500 Common Shares.
(2)	Issued on exercise of common share purchase warrants of the Company.
(3)	Issued on exercise of stock options of the Company.
(4)	The Company issued Common Shares to the former shareholders of Newstrike upon the closing of the Newstrike acquisition.
(5)	The Company assumed certain obligations in respect of stock options and common share purchase warrants as a result of its acquisition of Newstrike.
(6)

The Company granted stock options under its omnibus long-term incentive plan to certain executives which are exercisable for a total of 650,000 Common Shares and non-executive employees which are exercisable for a total of 2,768,785 Common Shares.

(7)	The Company granted stock options under its omnibus long-term incentive plan to certain directors which are exercisable for a total of 250,000 Common Shares.
(8)

The Company granted stock options under its omnibus long-term incentive plan to certain executives which are exercisable for a total of 829,034 Common Shares and non-executive employees which are exercisable for a total of 3,561,311 Common Shares.

(9)	The Company granted restricted share units under its omnibus long-term incentive plan to certain executives for a total of 1,428,449 Common Shares.
(10)	Represents the Debentures issued by the Company under the Debenture Private Placement. See “The Company—Recent Developments—Private Placement of Unsecured Convertible Debentures”.
(11)	Represents the Common Shares issued by the Company under the December 2019 Offering. See “The Company—Recent Developments—December 2019 Registered Direct Offering”.
(12)	Represents the December 2019 Warrants issued by the Company under the December 2019 Offering. See “The Company—Recent Developments—December 2019 Registered Direct Offering”.
(13)	Represents the Common Shares issued by the Company under the January 2020 Offering. See “The Company—Recent Developments—January 2020 Registered Direct Offering”.
(14)	Represents the January 2020 Warrants issued by the Company under the January 2020 Offering. See “The Company—Recent Developments—January 2020 Registered Direct Offering”.

TRADING PRICES AND VOLUMES

The Common Shares are listed on the TSX and the NYSE under the trading symbol “HEXO”. The following tables set forth the reported adjusted close high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

	TSX Price Range
Month	High	Low	Total Volume
April 1- 6, 2020	$1.18	$0.91	17,218,422
March 2020	$1.73	$0.50	67,854,388
February 2020	$2.03	$1.42	32,836,097
January 2020	$2.66	$1.62	74,624,115
December 2019	$3.19	$1.95	41,192,901
November 2019	$3.58	$2.06	70,037,324
October 2019	$5.50	$2.72	68,929,519
September 2019	$6.23	$5.19	28,281,376
August 2019	$6.54	$4.93	34,599,758
July 2019	$7.00	$4.90	38,492,444
June 2019	$9.02	$6.59	46,649,068
May 2019	$10.93	$8.52	53,017,689
April 2019	$11.29	$7.86	65,419,337

Note:

(1)	Source: Bloomberg.

	NYSE Price Range (2)
Month	High	Low	Total Volume
April 1-6, 2020	US$0.82	US$0.64	2,154,045
March 2020	US$1.26	US$0.35	17,292,042
February 2020	US$1.53	US$1.06	13,358,501
January 2020	US$2.04	US$1.24	21,106,896
December 2019	US$2.30	US$1.49	17,290,972
November 2019	US$2.70	US$1.56	23,087,608
October 2019	US$4.13	US$2.09	23,758,247
September 2019	US$4.75	US$3.92	14,066,478
August 2019	US$4.94	US$3.71	15,927,920
July 16 - 31, 2019	US$5.15	US$3.73	9,652,956

Notes:

(1)	Source: Bloomberg.
(2)	The Common Shares commenced trading on the NYSE on July 16, 2019. Prior to that, the Common Shares were listed for trading on the NYSE American from January 23, 2019 until July 15, 2019.

	NYSE American Price Range (2)
Month	High	Low	Total Volume
July 1-15, 2019	US$5.44	US$4.80	1,644,642
June 2019	US$6.80	US$5.03	5,485,841
May 2019	US$8.15	US$6.30	7,287,028
April 2019	US$8.39	US$5.89	8,032,682

Notes:

(1)	Source: Bloomberg.
(2)	On July 16, 2019, the Common Shares commenced trading on the NYSE.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires as beneficial owner Unit Shares and Warrants comprising the Units pursuant to the Offering, and Warrant Shares upon exercise of the Warrants, and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters and who acquires and holds the Unit Shares, Warrants and Warrant Shares as capital property (a “Holder”). Generally, the Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold the Unit Shares, Warrants and Warrant Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian dollar; or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Unit Shares, Warrants and Warrant Shares. Such Holders should consult their own tax advisors with respect to an investment in the Units.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident corporation or other person, or a group of non-resident persons (including corporations) not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Offering Price

Holders will be required to allocate the aggregate cost of a Unit between the Unit Share and the Warrant on a reasonable basis in order to determine their respective costs for the purposes of the Tax Act. The Company intends to allocate as consideration for their issue $    ●     to each Unit Share and $    ●     to each Warrant acquired as part of a Unit. As of the date of this Prospectus Supplement, the Company believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder. The adjusted cost base to a Holder of a Unit Share acquired as part of a Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares of the Company held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company held as capital property immediately before the acquisition of the Warrant Share.

Residents of Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Unit Shares or Warrant Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Unit Shares or Warrant Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading “Capital Gains and Capital Losses”.

Dividends

Dividends received or deemed to be received on the Unit Shares or Warrant Shares are required to be included in computing a Resident Holder’s income. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Unit Shares or Warrant Shares are required to be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, section 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of dispositions or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a corporation controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Unit Shares or Warrant Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” for the year, which includes any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income.

Dispositions of Unit Shares, Warrants and Warrant Shares

Upon a disposition (or a deemed disposition) of a Unit Share, a Warrant (other than on the expiry or exercise thereof) or a Warrant Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of such Unit Share, Warrant or Warrant Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Unit Share, Warrant or Warrant Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

The adjusted cost base to a Resident Holder of a Unit Share acquired pursuant to the Offering or a Warrant Share acquired pursuant to the exercise of a Warrant will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Unit Share or Warrant Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Unit Shares or Warrant Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” for the year, which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual (other than certain trusts) may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Non-Residents of Canada

The following section of this summary is generally applicable to Holders who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Unit Shares, Warrants or Warrant Shares; and (ii) do not use or hold the Unit Shares, Warrants or Warrant Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited on the Unit Shares or Warrant Shares to a Non-Resident Holder are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares).

Dispositions of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Unit Share, Warrant or Warrant Share nor will capital losses arising therefrom be recognized under the Tax Act, unless the Unit Share, Warrant or Warrant Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Unit Shares and Warrant Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE), at the time of disposition, the Unit Shares, Warrants and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met: (i) 25% or more of the issued shares of any class or series of the share capital of the Company were owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the Common Shares, was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada, (B) Canadian resource property (as defined in the Tax Act), (C) timber resource property (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Unit Shares, Warrants or Warrant Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Residents of Canada – Dispositions of Unit Shares, Warrants and Warrant Shares”.

Non-Resident Holders whose Unit Shares, Warrants or Warrant Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Unit Shares and Warrants comprising the Units pursuant to the Offering, and Warrant Shares upon exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively or prospectively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Unit Shares, Warrants or Warrant Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and is under the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Unit Shares, Warrants or Warrant Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) related to the acquisition, ownership and disposition of Unit Shares, Warrants or Warrant Shares.

In addition, this summary assumes that the Company is not a “controlled foreign corporation” for U.S. federal income tax purposes.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Unit Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Unit Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Unit Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Unit Shares, Warrants or Warrant Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Unit Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Unit Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty and that use or hold Unit Shares, Warrants or Warrant Shares in connection with such permanent establishment. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Unit Shares, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Unit Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF UNIT SHARES, WARRANTS or WARRANT SHARES.

Allocation of Purchase Price

Each Unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one Unit Share and one Warrant. For U.S. federal income tax purposes, U.S. Holders will be required to allocate the purchase price of the Unit between the Unit Share and the Warrant based on their relative fair market values at the time of issuance. This allocation of the purchase price for the Unit will establish such U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and the Warrant comprising the Unit.

The Company intends to allocate as consideration for their issue $    ●     to each Unit Share and $    ●     to each Warrant acquired as part of a Unit. As of the date of this Prospectus Supplement, the Company believes that such allocation is reasonable but such allocation will not be binding on the IRS. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

Exercise, Disposition or Expiration of Warrants

Exercise of Warrants

A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Rules” below, a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant. The U.S. federal income tax treatment of a cashless exercise of a Warrant is uncertain. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any cashless exercise of a Warrant and the tax basis in, and the holding period for, the Warrant Share received on such exercise.

Sale or Other Taxable Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the discussion under “Passive Foreign Investment Company Rules” below, any such gain or loss generally will be a capital gain or loss (provided that the Warrant Share to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). As discussed under “Dividend Policy” above, the Company does not intend to pay dividends on any of its Common Shares in the foreseeable future. In addition, an adjustment made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not be considered to result in a constructive distribution. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of the Warrants.

Ownership and Disposition of Units Shares or Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Unit Shares or Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Unit Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Unit Shares or Warrant Shares (see “Sale or Other Taxable Disposition of Unit Shares or Warrant Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Unit Shares or Warrant Shares will constitute dividend income. Dividends received on Unit Shares or Warrant Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Unit Shares or Warrant Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to qualified dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a “passive foreign investment company” (“PFIC”) in the tax year of distribution or in the preceding tax year.

For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Unit Shares or Warrant Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Unit Shares or Warrant Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Unit Shares or Warrant Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Unit Shares or Warrant Shares are held for more than one year. If the consideration a U.S. Holder receives for the Unit Shares or Warrant Shares is not paid in U.S. dollars, the amount realized will be determined using the rules described under “Additional Considerations – Use of Foreign Currency to Acquire Unit Shares, Warrants or Warrant Shares or Receipt of Foreign Currency.” A U.S. Holder’s tax basis in its Unit Shares or Warrant Shares generally will equal the U.S. dollar cost of such Unit Shares or Warrant Shares. If a U.S. Holder uses foreign currency to acquire Unit Shares or Warrant Shares, the cost of the Unit Shares or Warrant Shares will be determined using the rules described under “Additional Considerations – Use of Foreign Currency to Acquire Unit Shares, Warrants or Warrant Shares or Receipt of Foreign Currency.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Unit Shares, Warrants or Warrant Shares.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (as defined for U.S. federal income tax purposes) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

The Company believes that it was not a PFIC for the fiscal year ended July 31, 2019, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current fiscal year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Unit Shares, Warrants or Warrant Shares.

If the Company is a PFIC for any taxable year during which a U.S. Holder held Unit Shares, Warrants or Warrant Shares, the Company generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which it holds Unit Shares, Warrants or Warrant Shares, unless the Company ceases to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the Unit Shares, Warrants or Warrant Shares. If such election is made, the U.S. Holder will be deemed to have sold the Unit Shares, Warrants or Warrant Shares it holds at their fair market value on the last day of the last taxable year in which the Company qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the U.S. Holder’s Unit Shares, Warrants or Warrant Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to potential penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

If the Company were a PFIC in any tax year during which a U.S. Holder held Unit Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company and with respect to gain from the disposition of Unit Shares, Warrants or Warrant Shares. An “excess distribution” generally is defined as (a) the gain from disposition of the Unit Shares, Warrants or Warrant Shares, and (b) the excess of distributions with respect to the Unit Shares or Warrant Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Unit Shares, Warrants or Warrant Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Unit Shares, Warrants or Warrant Shares ratably over its holding period for the Unit Shares, Warrants or Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution (or to years on such U.S. Holder’s holding period for Unit Shares, Warrants or Warrant Shares that are prior to the first taxable year in which the Company became a PFIC) would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply. The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Unit Shares, Warrants or Warrant Shares cannot be treated as capital, even if the U.S. Holder holds the Unit Shares, Warrants or Warrant Shares as capital assets. For purposes of applying these rules, if the Company were a PFIC, (a) a sale or other taxable disposition of a Warrant (other than by exercise) would be treated as a sale or other taxable disposition of a Warrant Share subject to the rules discussed above, and (b) the holding period of a Warrant Share would generally include the period the Warrant was held.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences, as discussed below, such elections are available in limited circumstances and must be made in a timely manner.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for Unit Shares or Warrant Shares, it will include in income for each year that the Company is treated as a PFIC with respect to the U.S. Holder an amount equal to the excess, if any, of the fair market value of the Unit Shares or Warrant Shares as of the close of the U.S. Holder’s taxable year over its adjusted basis in such Unit Shares or Warrant Shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Unit Shares or Warrant Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Unit Shares or Warrant Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Unit Shares or Warrant Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Unit Shares or Warrant Shares, as well as to any loss realized on the actual sale or disposition of the Unit Shares or Warrant Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such Unit Shares or Warrant Shares. A U.S. Holder’s basis in the Unit Shares or Warrant Shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, any distributions the Company makes would generally be subject to the rules discussed under subheading “Ownership and Disposition of Unit Shares or Warrant Shares – Distributions on Unit Shares or Warrant Shares”, except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. The Company has applied to the TSX and NYSE to list the Unit Shares and the Warrant Shares on the TSX and the NYSE. A “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established pursuant to section 11A of the Exchange Act, such as the NYSE, as well as a foreign exchange that is regulated by a government authority in the jurisdiction in which the exchange is located and in respect of which certain other requirements are met, such as the TSX. The Unit Shares and the Warrant Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as one of their principal purposes the meeting of this requirement will be disregarded. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs the Company owns, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A U.S. Holder makes a mark-to-market election by attaching a properly completed IRS Form 8621 to a timely filed United States federal income tax return. Once made, the election cannot be revoked without the consent of the IRS unless the Unit Shares or the Warrant Shares cease to be marketable. If the Company is a PFIC for any year in which the U.S. Holder owns the Unit Shares or Warrant Shares but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. A U.S. Holder should consult its tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC generally may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” (“QEF”) election to include in income its share of the corporation’s income on a current basis. A U.S. Holder makes a QEF election by attaching a properly completed IRS Form 8621 to a timely filed United States federal income tax return. A QEF election will apply to the tax year for which such QEF election is timely made and to all subsequent tax years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable provided that such QEF election is made by such holder in the first year in such holder’s holding period in which the Company is a PFIC) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules during any subsequent tax year in which the Company qualifies as a PFIC. However, a U.S. Holder may make a QEF election with respect to its Unit Shares or Warrant Shares only if the Company furnishes the U.S. Holder with certain tax information annually.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Unit Shares, Warrants or Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Units Shares, Warrants or Warrant Shares.

Use of Foreign Currency to Acquire Unit Shares, Warrants or Warrant Shares or Receipt of Foreign Currency

A U.S. Holder’s tax basis in its Unit Shares, Warrants or Warrant Shares generally will equal the U.S. dollar cost of such Unit Shares, Warrants or Warrant Shares. If a U.S. Holder uses foreign currency to purchase Unit Shares, Warrants or Warrant Shares, the cost of the Unit Shares, Warrants or Warrant Shares will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Unit Shares, Warrants or Warrant Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the cost of such Unit Shares, Warrants or Warrant Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Unit Shares, Warrants or Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). However, in the case of sale, exchange, or other taxable disposition of Unit Shares, Warrants or Warrant Shares, if the Unit Shares, Warrants or Warrant Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Unit Shares or Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. In addition, the amount of a distribution with respect to the Unit Shares or Warrant Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Unit Shares, Warrants or Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938 Statement of Specified Foreign Financial Assets, with their U.S. tax return.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Unit Shares, Warrants or Warrant Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The above summary is not intended to constitute a complete analysis of all tax considerations applicable to U.S. Holders with respect to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their own particular circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and Stikeman Elliot LLP, counsel to the Underwriters, based on the current provisions of the Tax Act in force as of the date hereof and the Tax Proposals, the Unit Shares, Warrants and Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act by a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (each a “Registered Plan”) or a deferred profit sharing plan (a “DPSP”) (each as defined in the Tax Act), provided that:

(a)

in the case of the Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares (as applicable) are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE) or the Company otherwise qualifies as a “public corporation” (as defined in the Tax Act); and

(b)

in the case of the Warrants, the Warrant Shares are qualified investments as described in (a) above and the Company is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the annuitant, holder or subscriber of a Registered Plan, as the case may be, (each, a “Registered Holder”) will be subject to a penalty tax if the Unit Shares, Warrants and Warrant Shares held in a Registered Plan are a “prohibited investment” for that Registered Plan pursuant to the Tax Act. The Unit Shares, Warrants and Warrant Shares will generally be a “prohibited investment” for a particular Registered Plan if a Registered Holder in respect thereof has a “significant interest” (as defined in subsection 207.01 of the Tax Act) in the Company or the Registered Holder does not deal at arm’s length with the Company for the purposes of the Tax Act. The Unit Shares and Warrant Shares will not be a prohibited investment if they are “excluded property” as defined in the Tax Act for trusts governed by a Registered Plan.

Purchasers who intend to hold Unit Shares, Warrants and Warrant Shares through a Registered Plan or DPSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Ottawa, Ontario. PricewaterhouseCoopers LLP is independent of the Company within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC.

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.

INTERESTS OF EXPERTS

The Company’s amended and restated audited consolidated financial statements for the fiscal years ended July 31, 2019 and 2018 have been incorporated by reference in this Prospectus Supplement and in the registration statement of which this Prospectus Supplement forms a part in reliance upon the report of our former auditor, MNP LLP independent auditors, incorporated by reference in this Prospectus Supplement and in the registration statement, and upon their authority as experts in accounting and auditing. MNP LLP was independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC until January 31, 2020.

The consolidated financial statements of Newstrike for the year ended December 31, 2018, incorporated by reference in the Newstrike BAR, have been incorporated by reference in this Prospectus Supplement and in the registration statement in reliance upon the report of KPMG LLP independent auditors, incorporated by reference in this Prospectus Supplement and in the registration statement of which this Prospectus Supplement forms a part, and upon their authority as experts in accounting and auditing. Newstrike’s auditor, KPMG LLP, was independent of Newstrike within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario until March 26, 2019.

Certain legal matters in Canada relating to the Offering will be passed upon on our behalf by DLA Piper (Canada) LLP, Toronto, Ontario, and on behalf of the Underwriters by Stikeman Elliott LLP. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of each of DLA Piper (Canada) LLP and Stikeman Elliott LLP, as a group, beneficially own less than 1% of the outstanding Common Shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Ontario). All of our directors and officers, and some or all of the experts and Underwriters named in this Prospectus Supplement, are residents of or incorporated or otherwise organized under the laws of Canada or reside or are incorporated or organized under the laws of a country other than the United States, and all or a substantial portion of our and their assets are located outside the United States. We have appointed CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as our agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service within the United States upon our directors and officers and those experts and Underwriters who are not residents of or incorporated or organized under the laws of the United States. It may also be difficult for investors who reside in the United States to enforce in the United States judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts and the Underwriters under U.S. federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. We have been advised by our Canadian legal counsel, DLA Piper (Canada) LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by DLA Piper (Canada) LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-228924) of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	consents of those persons named under “Interests of Experts” in this Prospectus Supplement and the Shelf Prospectus;

(iii)	powers of attorney from certain of the Company’s officers and directors;

(iv)	the Warrant Indenture; and

(v)	the Underwriting Agreement described under the heading “Plan of Distribution”.

This amended and restated short form prospectus is a base shelf prospectus. This amended and restated short form prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of HEXO Corp. at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7, telephone 1-844-406-1852, and are also available electronically at www.sedar.com.

New Issue	December 14, 2018

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED

DECEMBER 14, 2018

(amending and restating the short form base shelf prospectus dated November 19, 2018)

HEXO CORP.

$800,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This amended and restated short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by HEXO Corp. (the “Company” or “HEXO”) from time to time, during the 25-month period commencing November 19, 2018 that this Prospectus, including any amendments hereto, remains valid, of up to $800,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) warrants (“Warrants”) to purchase other Securities (as defined below); (iii) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (iv) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (iv) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. HEXO prepares its financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and such financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to the financial statements of United States issuers.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because HEXO is a corporation existing under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities”.

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

ii

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “HEXO”. On December 13, 2018, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $4.99.

HEXO has applied to list the Common Shares on the NYSE American Exchange (the “NYSE American”) under the symbol “HEXO”. Listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American, and there can be no assurance that the Common Shares will be accepted for listing on the NYSE American.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of HEXO by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by DLA Piper (US) LLP as to matters relating to United States law.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

The Company’s head office is located at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7. The Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

iii

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”).

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.

The following table sets out, for the period indicated, certain exchange rates based upon the noon rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Quarter Ended October 31, 2018		Fiscal Year Ended July 31, 2018
Low	US$	0.7583	US$	0.7513
High	US$	0.7811	US$	0.8425
Average	US$	0.7676	US$	0.7854
End	US$	0.7609	US$	0.7862

On December 12, 2018, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was C$1.00 = $0.7493.

FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•	the intention to grow the business, operations and potential activities of the Company;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the competitive conditions of the industry;

•	the establishment of the Company’s joint venture with Molson Coors Canada and the future impact thereof;

•	the establishment of the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross margins of the Company’s operations; and

•	the performance of the Company’s business and operations.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained herein and in the documents incorporated by reference herein concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus and the documents incorporated by reference herein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein are expressly qualified in their entirety by this cautionary statement. Holders of the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

ADDITIONAL INFORMATION

The Company will be filing with the SEC a registration statement on Form F-10 of which this Prospectus forms a part. This Prospectus does not contain all the information set out in the registration statement. For further information about the Company and the Securities, please refer to the registration statement, including the exhibits to the registration statement.

The Company is currently subject to the information requirements under Canadian securities laws and, upon the effectiveness of the registration statement, the Company will become subject to certain information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Consequently, HEXO files reports and other information with the securities regulatory authorities of the provinces and territories of Canada and will file reports and other information with the SEC. Under the MJDS, the Company may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a “foreign private issuer” (“FPI”) (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders of HEXO are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

The reports and other information to be filed by the Company with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the registration statement that HEXO has filed with respect hereto.

Copies of reports, statements and other information that the Company files with the applicable Canadian provincial and territorial securities regulatory authorities are available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Company will be filing with the SEC, concurrently with HEXO’s registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. The following documents, each of which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and is available on SEDAR at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “AIF”) of the Company for the fiscal year ended July 31, 2018, dated October 25, 2018;

(b)	the Company’s audited consolidated financial statements for the years ended July 31, 2018 and 2017, together with the independent auditors’ reports thereon and the notes thereto, as amended;

(c)	the Company’s management’s discussion and analysis for the year ended July 31, 2018;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three month period ended October 31, 2018;

(e)	the Company’s management’s discussion and analysis for the three month period ended October 31, 2018;

(f)	the management information circular of the Company dated December 4, 2018 in connection with the annual meeting of shareholders of the Company to be held on January 16, 2019; and

(g)	the management information circular of the Company dated July 16, 2018 in connection with the special meeting of shareholders of the Company held on August 28, 2018.

Any documents of the type referred to in paragraphs (a)-(g) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto, if filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any similar document filed by the Company with, or furnished by the Company to, the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and filed as exhibits to the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DESCRIPTION OF THE BUSINESS

The following is a summary of information about HEXO and does not contain all the information about HEXO that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus.

Corporate Structure

The Company was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on October 29, 2013 as BFK Capital Corp. (“BFK”). The Company completed an initial public offering as a Capital Pool Company under Policy 2.4 of the TSX Venture Exchange (the “TSX-V”) on November 12, 2014 and its Common Shares commenced trading on the TSX-V under the symbol “BFK.P” on November 17, 2014.

On March 15, 2017, pursuant to a Qualifying Transaction (the “Qualifying Transaction”) in accordance with Policy 2.4 of the TSX-V, BFK acquired all the issued and outstanding common shares of The Hydropothecary Corporation (“Hydropothecary”). In connection with the completion of the Qualifying Transaction, the Company filed articles of amendment under the OBCA on March 15, 2017 to consolidate, prior to the acquisition of the common shares of Hydropothecary, its Common Shares on a 1 post-consolidation share for every one-and-a-half (1.5) pre-consolidation shares basis (the “Consolidation”), and to change its name to “The Hydropothecary Corporation”. As a result of the Qualifying Transaction, the Company met the TSX-V listing requirements for a Tier 1 issuer and the Common Shares commenced trading on the TSX-V under the symbol “THCX” on March 21, 2017.

On June 21, 2018, the Company received approval from the TSX to graduate from the TSX-V and list the Common Shares on the TSX. The Common Shares commenced trading on the TSX under the symbol “HEXO” on June 22, 2018. Certain common share purchase warrants of the Company also commenced trading on the TSX under the symbol “HEXO.WT”.

On August 29, 2018, the Company filed articles of amendment under the OBCA to change its name to “HEXO Corp.”

The Company’s head office is located at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7. The Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

Inter-Corporate Relationships

HEXO has two wholly-owned subsidiaries, being HEXO Operations Inc. (“HEXO Operations” or “HOI”) and Coral Health Group Inc.

In addition to these subsidiaries, the Company, indirectly through HEXO Operations, owns all of the preferred shares of 8980268 Canada Inc. (“898 Canada”) and has an irrevocable right to acquire the one issued and outstanding common share of 898 Canada, which is jointly owned by Michael Munzar and Vincent Chiara, directors of the Company. See “Description of the Business—The Company’s Facilities” in the AIF for further details.

The following chart illustrates, as of the date hereof, the Company’s corporate structure including details of the jurisdiction of formation of each subsidiary.

On October 4, 2018, the Company finalized a joint venture with Molson Coors Canada. The joint venture has been established through a stand-alone entity named Truss Limited Partnership, in which HOI holds a 42.5% interest, and the remaining 57.5% interest is held by Molson Coors Canada. The joint venture company possesses a separate board of directors and management team from HEXO.

On October 30, 2018, HEXO acquired a 25% interest in Belleville Complex Inc., a joint venture with Olegna Holdings Inc., which owns a building in Belleville, Ontario. HEXO will initially lease 579,000 sq. ft. of the building for advanced processing and manufacturing space under a long-term lease. HEXO has a right to acquire an additional 10% interest in the company upon achieving certain milestones.

Business of the Company

The Company is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations, from its facilities in Gatineau, Québec. HEXO Operations is a licensed producer under the Cannabis Act. HEXO Operation’s license has a term ending on October 15, 2019, and the Company is not currently aware of any circumstances that would impede renewal.

Ultimately, the Company is a vertically integrated consumer packaged goods company in the medical and emerging legal adult-use cannabis market across Canada and internationally where regulations allow. Its primary business is to cultivate, process, package and distribute cannabis through its 143-acre facilities in Gatineau, Québec, in order to serve these markets. The Company serves the legalized Canadian adult-use market through its “HEXO” brand, while it serves the medical cannabis market through its “Hydropothecary” brand.

The Company’s current licensed facilities total approximately 310,000 sq. ft., including 292,000 sq. ft. of greenhouse space, and HEXO is in the process of expanding to add an additional 1,000,000 sq. ft. of greenhouse space, which is on track to be completed in December 2018. The Company’s current production capacity is capable of yielding 25,000 kg of quality dried cannabis and dried cannabis equivalent products and is expected to rise to 108,000 kg annually with the completion of its additional 1,000,000 sq. ft. of space expected in December 2018. The current annual production estimate of 25,000 kg and future annual production estimate of 108,000 kg are based upon the estimated square footage of cultivation space and the ratio of dried cannabis cultivated per plant, which is derived from the historical output of the existing facilities and estimates of future production capabilities. The Company has also recently expanded operations to include a corporate office location in Gatineau, Québec, additional advanced processing and manufacturing space in Belleville, Ontario, and a distribution centre located in Montreal, Québec.

HEXO was the first licensed producer in Québec and is the only publicly traded cannabis company headquartered in the province. In addition to supply contracts in certain other provinces of Canada, the Company has entered into a commercial agreement with the Société des alcools du Québéc to be the preferred supplier of cannabis products for the Québec market for the first five years post-legalization, with an option to extend the term for an additional year. Under the agreement, the Company will supply 20,000 kg of products in the first year of the agreement and is expected to supply 35,000 kg in the second year and 45,000 kg in the third. The volumes for the final two years of the agreement will be established at a later date based on the sales generated in the first three years. The supply arrangement covers the full range of the Company’s products and brands.

HEXO has entered into a joint venture with Molson Coors Canada, the Canadian business unit of Molson Coors Brewing Company (NYSE: TAP; TSX: TPX), to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market. Under the joint venture, HEXO and Molson Coors Canada have formed a stand-alone entity named Truss Limited Partnership with its own board of directors and an independent management team led by former Molson Coors executive, Brett Vye, in the role of Chief Executive Officer. The Company holds a 42.5% interest in the entity, while Molson Coors Canada holds the remaining 57.5% interest. The five-member board of directors for the company is comprised of Frederic Landtmeters, President and CEO of Molson Coors Canada, Paul Holden, VP of Legal and Industry Affairs of Molson Coors Canada, Scott Cooper, VP, Global Innovation of Molson Coors (and Chairman of the Truss board), Sébastien St-Louis, Chief Executive Officer and co-founder of HEXO, and Ed Chaplin, Chief Financial Officer of HEXO.

As part of HEXO’s plans to enter into the European cannabis market, the Company is in the process of establishing a Eurozone processing, production and distribution centre in Greece through a partnership with Greek company Qannabos (“QNBS”), which the Company expects to catalyze a vertically integrated cannabis enterprise to capitalize on the current medical markets. The Company expects the move to provide it with a presence in Europe and position it to supply a full suite of brands in France, the United Kingdom, and other European markets if and when regulations permit. The agreement between HEXO and QNBS contemplates the development of a 350,000 sq. ft. licensed facility that will be used for manufacturing, processing and distribution of medical cannabis products, powered by HEXO, destined for the European market.

HEXO does not engage in any U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018. To the extent that the Company pursues international expansion, it will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with the laws of the jurisdiction and applicable Canadian regulatory and stock exchange obligations.

REGULATORY FRAMEWORK

The following summary addresses the primary Canadian federal and provincial laws and regulations associated with the production and distribution of legal cannabis and related products. It does not address the laws and regulations of any other jurisdiction. The Company believes that, as of the date of this Prospectus, it is in material compliance with all laws and regulations summarized below.

Background

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was legal and was regulated by the Access to Cannabis for Medical Purposes Regulations (Canada) (the “ACMPR”) made under the Controlled Drugs and Substances Act (Canada) (the “CDSA”), and the Cannabis Act and the Cannabis Regulations also replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, sale and distribution of medical cannabis and related oil extract. Given that the Cannabis Act and the Cannabis Regulations are very new, the impact of such regulatory changes on the Company’s business is unknown. See “Risk Factors – Changes in Laws, Regulations and Guidelines”.

The Cannabis Act provides a licensing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal (i.e., adult use) use, to be implemented by regulations made under the Cannabis Act. The Cannabis Act maintains separate access to cannabis for medical purposes, including providing that import and export licenses and permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) Licences, Permits and Authorizations; (2) Security Clearances; (3) Cannabis Tracking System; (4) Cannabis Products; (5) Packaging and Labelling; (6) Cannabis for Medical Purposes; and (7) Drugs Containing Cannabis.

Transitional provisions of the Cannabis Act provide that every license issued under Section 35 of the ACMPR that was in force immediately before the day on which the Cannabis Act came into force (being October 17, 2018) was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licenses under the Cannabis Act: cultivation licenses; processing licenses; analytical testing licenses; sales for medical purposes licenses; research licenses; and cannabis drug licenses. The Cannabis Regulations also create subclasses for cultivation licenses (standard cultivation, micro-cultivation and nursery) and processing licenses (standard processing and micro-processing). Different licenses and each subclass therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each license category and each subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act will be valid for a period of no more than five years.

The Cannabis Regulations permit cultivation license holders to conduct both outdoor and indoor cultivation of cannabis, however no licensed activities (except for destruction, antimicrobial treatment and distribution) can take place in a “dwelling-house”. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations. In addition, the Cannabis Regulations provide a three-month grace period for current licence holders to identify those individuals that require security clearances and to apply for such security clearances (i.e., until January 17, 2019).

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system will be to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. The Minister has introduced the Cannabis Tracking and Licensing System, and licence holders are required to use this system to submit monthly reports to the Minister, among other things.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level and permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” and capsule products. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) are currently prohibited but expected to be permitted within one year following the Cannabis Act coming into force. The Cannabis Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Cannabis Regulations include vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products which are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements require plain packaging for cannabis products, including strict requirements for logos, colours and branding, as well as packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require mandatory health warnings, standardized cannabis symbol and specific product information. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the cultivator; (ii) a mandatory health warning, rotating between Heath Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. The Cannabis Regulations provide a six-month transitional period to allow licensed holders to sell cannabis products labelled in accordance with the ACMPR.

Advertising

The Cannabis Act introduces restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics is permitted and will be subject to provisions of the Cannabis Act.

Cannabis for Medical Purposes

With the Cannabis Act and the Cannabis Regulations coming into force on October 17, 2018, the medical cannabis regime migrated from the CDSA and the ACMPR to the Cannabis Act and the Cannabis Regulations. The medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as existed under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Under Part 14 of the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensed producers; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as marijuana plants or seeds, must be obtained from licensed producers. It is possible that (ii) and (iii) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. However, management of the Company believes that many patients may be deterred from opting to proceed with options (ii) or (iii) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

Provincial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act provides that the provinces and territories of Canada have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

At present, the Company has entered into supply agreements with distributors in the provinces of Québec, Ontario, Alberta and British Columbia.

All Canadian provinces and territories have announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. There are essentially three general frameworks that the provinces and territories have proposed: (i) private cannabis retailers licensed by the province; (ii) government run retail stores; or (iii) a combination of both frameworks (e.g., privately licensed bricks and mortar retail stores, while online retail stores are operated by the applicable provincial government). Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In many cases, the provinces that have or propose to have privately licensed retailers will have a government run wholesaler. Such privately licensed retail stores are or will be required to obtain their cannabis products from the wholesalers, while the wholesalers, in turn, acquire the cannabis products from the federally licensed cultivators and processors. In addition, each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec and Alberta, where the minimum age is 18.

Québec: In Québec, all recreational marijuana must be managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and retail sale of recreational cannabis is to be conducted through the Ontario Cannabis Retail Corporation (“OCRS”), a subsidiary of the Liquor Control Board of Ontario, while recreational cannabis is sold online through the Ontario Cannabis Store platform. Ontario will allow the sale of recreational cannabis by private retailers with a target date of April 1, 2019. In addition, the regulatory regime in Ontario:

•

requires private retailers to obtain both a retail operator license and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator license. Separate retail store authorizations are to be required for each cannabis retail store, but a licensed retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

•

requires anyone who supervises employees, oversees cannabis sales, manages compliance or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager license;

•

limits federally licensed producers (and their affiliates) to operating one retail cannabis store, which must be located at the site listed on such producer’s federal license. The term “affiliate” is not currently defined, although it may be in future regulations. The definition of affiliate may have the effect of limiting the ability of federally licensed producers from entering into the consumer retail market in Ontario;

•	prohibits federally licensed producers from promoting their products by way of providing any material inducement to cannabis retailers;

•

permits municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities have until January 22, 2019 to pass such by-laws. Municipalities that opt out may later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis; and

•

imposes further restrictions through future regulation. Cannabis retail store operators are only permitted to purchase cannabis from the OCRS, which may set a minimum price for cannabis or classes of cannabis.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor, similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority is to issue approximately 60 retail permits to private stores located in roughly 40 municipalities and First Nation communities across the province, with municipalities having the option of opting out of having a cannabis store if they choose.

Manitoba: In Manitoba, a “hybrid model” for cannabis distribution applies where the supply of cannabis is secured and tracked by the Manitoba Liquor and Lotteries Corp.; however, licensed private retail stores will be permitted to sell recreational cannabis.

New Brunswick: In New Brunswick, recreational cannabis is sold through a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, cannabis must be sold publicly, through government stores and online.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis must be sold through licensed private stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the distribution to private sellers who may sell to consumers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests. The Government of Newfoundland and Labrador has issued a request for proposals for private retailers.

Yukon: The Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores, and allows for the later licensing of private retailers.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the liquor commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to options currently available to restrict alcohol in the Northwest Territories.

SHARE STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date of this Prospectus, there are 198,172,020 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since October 31, 2018, the date of the Company’s most recent financial statements, except the following:

(a)	Subsequent to October 31, 2018, a total of 668,617 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $440,253;

(b)	Subsequent to October 31, 2018, a total of 136,812 Common Shares were issued pursuant to the exercise of warrants for gross proceeds of $123,844; and

(c)	Subsequent to October 31, 2018, a total of 440,000 stock options were granted on November 22, 2018 having an exercise price of $5.92 per share and expiring on November 22, 2028.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions, including in relation to international expansion.

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement. See “Risk Factors—Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $800,000,000 in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the TSX or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. Common Shares may be sold separately or together with other Securities, as the case may be.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion or exchange rights. There are no provisions for redemption, retraction, purchase for cancellation or surrender, and there are no sinking or purchase fund provisions.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

•	the designation, number and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•

whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	certain material Canadian and United States tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus

Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the dates or periods during which the Subscription Receipts are convertible into other Securities;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•

whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material Canadian and United States tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement. Units may be offered separately or together with other Securities, as the case may be.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the designation, number and terms of the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	the date on and after which the Securities comprising the Units will be separately transferable;

•	whether the Securities comprising the Units will be listed on any securities exchange;

•

whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•	certain material Canadian and United States tax consequences of owning the Units; and

•	any other material terms and conditions of the Units.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX under the trading symbol “HEXO”. Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement. HEXO has applied to list the Common Shares on the NYSE American under the symbol “HEXO”. Listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American, and there can be no assurance that the Common Shares will be accepted for listing on the NYSE American.

In addition to the Common Shares, the common share purchase warrants of the Company expiring on January 30, 2020 are currently listed on the TSX under the trading symbol “HEXO.WT”. Trading price and volume of these warrants will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

HEXO has never paid any dividends on its Common Shares. While HEXO is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the OBCA, HEXO does not intend to pay dividends on any of its Common Shares in the foreseeable future.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

Return on Securities is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Trading Markets and Liquidity

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

The Common Shares are currently listed in Canada on the TSX, but are not currently listed on any United States securities exchange, so there has been a limited public market in the United States for the Common Shares. While HEXO has applied to list the Common Shares on the NYSE American, listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American. Moreover, as liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on a securities exchange in the United States, historical trading prices may not be indicative of the prices at which the Common Shares may trade in the future if and when they are listed on a securities exchange in the United States. There is no assurance that the Common Shares will be listed on the NYSE American or any other securities exchange in the United States or, if such a listing is obtained, that an active trading market for the Common Shares will develop or be sustained in the United States following the listing. If an active market for the Common Shares does not develop, it may be difficult for United States shareholders to sell their Common Shares without depressing the market price for such shares, or at all.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, or that the Company will continue to meet the listing requirements of the TSX or achieve or maintain listing on the NYSE American or any other public listing exchange.

Regulatory Risks

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian adult-use and medical cannabis industries under the Cannabis Regulations. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance, including regulations relating to continuous disclosure and other applicable securities laws. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Changes in Laws, Regulations and Guidelines

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects business, financial condition and results of operations of the Company. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines.

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on the Company’s business, financial condition and results of operation. The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain. In addition, the governments of every Canadian province and territory have, to varying degrees, announced regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces and territories, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition and results of operation.

As an FPI, HEXO is Subject to Different United States Securities Laws and Rules Than a Domestic United States Issuer. HEXO is also an emerging growth company and may take advantage of certain exemptions available to emerging growth companies.

The Company is an FPI. As a result, although upon effectiveness of the registration statement, HEXO will become subject to the informational requirements of the U.S. Exchange Act, as an FPI, HEXO will be exempt from certain informational requirements of the U.S. Exchange Act to which domestic issuers in the United States are subject, including the proxy rules under the U.S. Exchange Act. The Company will also not be required to file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Furthermore, the insider reporting and short-profit provisions under Section 16 of the U.S. Exchange Act will not be applicable to HEXO; therefore, its shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

The Company also qualifies as an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies that are not emerging growth companies. These reduced reporting requirements include an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting. HEXO may take advantage of some of these exemptions until it is no longer an emerging growth company. HEXO could remain an emerging growth company for up to five years, although circumstances could cause the Company to lose that status earlier, including if the market value of the Common Shares held by non-affiliates exceeds $700.0 million as of the end of our most recently completed second fiscal quarter, if we have total annual gross revenue of $1.07 billion or more during any fiscal year, or if we issue more than $1.0 billion in non-convertible debt during any three-year period.

If HEXO chooses to take advantage of the exemptions available to emerging growth companies, information we provide to you may be different than you might get from other public companies in which you hold securities. Further, investors could find the Common Shares less attractive if we choose to rely on these exemptions. If some investors find the Common Shares less attractive as a result of any choices to reduce future disclosure, the trading market and price of the Common Shares may be adversely affected.

PFIC Status

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for its 2018 fiscal year, and does not expect to be a PFIC in its current taxation year. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). If the Company were to be treated as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain investors in the Company in the United States.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

The Company’s audited consolidated financial statements for the years ended July 31, 2018 and 2017 have been audited by MNP LLP, Chartered Professional Accountants, as set forth in their report, which report expresses an unqualified opinion on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. MNP LLP is independent of HEXO within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of HEXO by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by DLA Piper (US) LLP as to matters relating to United States law. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consent of the Company’s auditors, MNP LLP; and (iii) powers of attorney from the Company’s directors and officers included on the signature pages of the registration statement.